

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 29, 2017

<u>Via E-Mail</u>
Stephane De Baets
c/o Aspen REIT, Inc.
Chief Executive Officer
96 Spring Street, 6th Floor
New York, New York 10012

> **Re:** **Aspen REIT, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed November 14, 2017**
> **File No. 024-10762**

Dear Mr. De Baets:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Summary Historical and Pro Forma Financial Operating Data, page 18</u>

1. We note you include pro forma non-GAAP measures in your performance data for the nine months ended September 30, 2017 and the year ended December 31, 2016. Please revise your filing to include a reconciliation of pro forma Hotel NOI, FFO, and Adjusted FFO to pro forma net earnings. Your reconciliation should include a reference to the pro forma financial statements where a description of the pro forma adjustments is located.

<u>Distribution Policy, page 47</u>

2. Please revise your tabular disclosure to include a line item for the gross amount of estimated distributions in between the estimated cash available for distribution and the

estimated initial annualized distribution per share. Additionally, please confirm whether you anticipate any cash outflows for financing activities (e.g. principal payments for debt) during the twelve months ended September 30, 2018.

3. We note your disclosure related to the potential reduction in cash available for distribution due to a change in the SPG guest loyalty program. We further note your disclosure on page 72 that you anticipate revenues for the remainder of 2017 could decline $400,000 to $600,000 as a result of the change. Given your expectation that revenue could decline an average of $500,000 for the fourth quarter of 2017, please tell us how much of a decline in revenues and cash available for distribution you anticipate for the entire twelve month period ended September 30, 2018, and explain to us how you determined these estimates.

Business, page 85

Management Agreement, page 94

4. We note your disclosure regarding the calculation of the management fees, including the base management fee and the incentive fee. Please consider including a hypothetical example of your fee calculations.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438, if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Andrew S. Epstein, Esq.
        Clifford Chance US LLP